RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone: 310-208-1182
Facsimile: 310-208-1154

February 12, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Raquel Howard

RE:	Argenta Systems, Inc.
Item 4.01(a) Form 8-K Filed November 17, 2006
File No. 0-32541

Dear Ms. Howard:

On behalf of Argenta Systems, Inc. (the “Company”), we submit this written response to your letters dated December 1, 2006.

Concurrent with this letter, the Company has filed an amendment to its current report on Form 8-K initially filed on November 17, 2006 (the “Amended Current Report”). Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments and have followed each comment with our response.

References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.
We note that the required letter on change in certifying accountant from the former accountant was not furnished as an Exhibit 16 to your Form 8-K filing as required by Item 304(a)(3) of Regulation S-B. Please obtain and file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Response: In response to the Staff’s comment, we have requested and obtained the Exhibit 16 letter from our former accountant, and have prepared and filed a Form 8-K/A in order to file said letter.

If you have any questions or further comments, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Francis Chen, Esq.

cc: Shiming Wang, CEO